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Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabualar in millions except ratios)

	Six Months Ended June 30,		Full Year
	2005	2004	2004	2003	2002	2001	2000
Earnings (loss) before income taxes	$2,229.1	$2,107.5	$(13,640.0)	$3,742.4	$3,431.1	$1,100.2	$656.0
Add:
Distributions from affiliated companies	17.3	12.4	28.9	37.7	39.7	55.6	48.3
Interest expense, net of capitalized interest	364.9	367.0	744.4	774.9	847.2	968.6	821.8
Capitalized interest amortized	—	—	—	—	—	—	2.2
1/3 of rental expense	117.1	99.2	137.1	127.1	124.1	153.1	108.1

Total Earnings (loss)	$2,728.4	$2,586.1	$(12,729.6)	$4,682.1	$4,442.1	$2,277.5	$1,636.4

Fixed charges:
Interest expense, net of capitalized interest	$364.9	$367.0	$744.4	$774.9	$847.2	$968.6	$821.8
1/3 of rental expense	117.1	99.2	137.1	127.1	124.1	153.1	108.1

Total fixed charges	$482.0	$466.2	$881.5	$902.0	$971.3	$1,121.7	$929.9
Preferred Stock dividend requirements	—	—	—	—	—	—	—

Total fixed charges and Preferred Stock dividend requirements	$482.0	$466.2	$881.5	$902.0	$971.3	$1,121.7	$929.9

Ratio of earnings to fixed charges	5.7x	5.5x	Note a	5.2x	4.6x	2.0x	1.8x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	5.7x	5.5x	Note a	5.2x	4.6x	2.0x	1.8x

  Note:

  (a)
  Earnings are inadequate to cover fixed charges due to the 2004 non-cash impairment charge of $18.0 billion. The dollar amount of the cover deficiency is $13.6 billion in 2004.

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VIACOM INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS (Tabualar in millions except ratios)